UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2025
Commission File Number: 1-13546
STMicroelectronics N.V.
___________________________________________________________________________________________
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
___________________________________________________________________________________________
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐
Enclosure: A press release dated December 11, 2025, announcing the EIB and STMicroelectronics €1 billion agreement to boost Europe’s competitiveness and strategic autonomy.
JOINT PRESS RELEASE
11 December 2025
Luxembourg / Geneva
EIB and STMicroelectronics announce €1 billion agreement to boost Europe’s competitiveness and strategic autonomy
•Credit line to strengthen Europe’s semiconductor industry and support innovation, sustainability and energy efficiency in line with EU objectives
•First €500 million tranche signed to support acceleration of R&D and high-volume chip manufacturing in Italy and France.
•The new agreement, the ninth between EIB and ST, brings total financing to around €4.2 billion
The European Investment Bank (EIB) and STMicroelectronics (NYSE:STM, “ST”) have signed a €500 million financing agreement to boost Europe’s competitiveness and strategic autonomy. This represents the first tranche a broader €1 billion credit line recently approved by the EIB in favour of STMicroelectronics, a leading semiconductor manufacturer with a strong footprint in Europe including Italy, France and Malta and serving the automotive, industrial, personal electronics, and communication infrastructure markets.
Since 1994, the Bank has supported nine projects with ST, resulting in approximately €4.2 billion of financing. This new operation will help support ST’s investment programme in innovative semiconductor technologies and devices in Italy and France, where the company operates both research and development and high-volume manufacturing.
About 60% of the agreement is focused on high-volume manufacturing capabilities, including the key sites of
Catania, Agrate and Crolles, while the remaining 40% is focused on R&D.
“Europe’s ability to lead in semiconductor innovation is vital for our competitiveness, resilience and climate goals.
This agreement reflects the EIB’s commitment to supporting strategic industries that enable the green and digital transitions and strengthen Europe’s technological sovereignty,” said Gelsomina Vigliotti, EIB Vice-President.
“ST continues to be committed to strengthening Europe’s semiconductor ecosystem, and this significant loan from
EIB aims at bolstering our efforts in R&D for differentiated technologies and high-volume manufacturing across our sites in Italy and France”, said Jean-Marc Chery, President and CEO of STMicroelectronics. “ST’s longstanding collaboration with the EIB underscores our commitment to ensuring European technology leadership in the global semiconductor market.”
“Semiconductors are at the heart of modern economies, powering everything from electric vehicles to digital infrastructure. By financing ST’s investments in research and advanced manufacturing, we are helping Europe secure critical technologies and create high-skilled jobs for the future,” added EIB Vice-President Ambroise
Fayolle.
The agreement announced today follows last week’s visit by a high-level EIB delegation, led by Vice-Presidents
Gelsomina Vigliotti and Ambroise Fayolle, to ST’s facility in Catania, a state-of-the-art plant covering the full Silicon
Carbide (SiC) value chain and representing a key element of the EU Bank’s financing.
General information
The European Investment Bank (ElB) is the long-term lending institution of the European Union, owned by its
Member States. Built around eight core priorities, we finance investments that contribute to EU policy objectives by bolstering climate action and the environment, digitalisation and technological innovation, security and defence, cohesion, agriculture and bioeconomy, social infrastructure, the capital markets union, and a stronger Europe in a more peaceful and prosperous world.
The EIB Group, which also includes the European Investment Fund (EIF), signed nearly €89 billion in new financing
for over 900 high-impact projects in 2024, boosting Europe’s competitiveness and security.     All projects financed by
the EIB Group are in line with the Paris Climate Agreement, as pledged in our Climate Bank Roadmap. Almost 60%
of the EIB Group’s annual financing supports projects directly contributing to climate change mitigation, adaptation, and a healthier environment.
Fostering market integration and mobilising investment, the Group supported a record of over €100 billion in new investment for Europe’s energy security in 2024 and mobilised €110 billion in growth capital for startups, scale-ups and European pioneers. Approximately half of the EIB's financing within the European Union is directed towards cohesion regions, where per capita income is lower than the EU average.
High-quality, up-to-date photos of our headquarters for media use are available here.
About STMicroelectronics
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than
200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-
connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.
CONTACTS
EIB
EIB: Lorenzo Squintani
l.squintani@eib.org/press@eib.org
Tel: +39 366 57 90 312
Website: www.eib.org/press
ST
Investor relations
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com

Media relations
Alexis Breton
Group VP Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	December 11, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer